United States
Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2004

Commission File Number 000-27663

SIFY LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Chennai, Tamilnadu, India

(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor

No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
(91) 44-2254-0777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration Nos. 333-101322 and 333-107938) and on Form F-3 (Registration Nos. 333-101915 and 333-121047).

     The number of equity shares of the Registrant outstanding as on January 27, 2005 was 35,377,361.

SIFY LIMITED

FORM 6-K

For the Quarter ended December 31, 2004

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited (formerly known as Satyam Infoway Limited), a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SatyamOnline,” “SatyamNet,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.

     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on December 31, 2004 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on December 31, 2004 was Rs.43.27 per $1.00.

     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at December 31, 2004
	2004
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,325,803	Rs.	1,561,852	$36,095
Cash restricted		101,587		16,883	390
Accounts receivable		493,980		460,278	10,637
Due from employees		—		2,886	67
Due from related parties		13,030		24,660	570
Inventories		20,759		32,955	762
Prepaid expenses		106,957		92,589	2,140
Net investment in leases		—		9,285	215
Other current assets		123,571		153,476	3,547

Total current assets		2,185,687		2,354,864	54,423
Cash restricted		10,146		7,472	173
Net investment in leases		—		22,147	512
Property, plant and equipment-net		1,249,798		1,208,193	27,922
Goodwill and other intangible assets		125,622		86,151	1,991
Investments in affiliated companies		140,508		176,073	4,069
Other assets		87,312		91,891	2,123

Total assets	Rs.	3,799,073	Rs.	3,946,791	$91,213

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		5,851		6,743	155
Trade accounts payable		220,322		281,279	6,501
Accrued liabilities		317,228		402,418	9,300
Deferred revenue		341,953		417,569	9,650
Due to employees		326		1,626	38
Advances from customers		83,670		72,431	1,674
Other current liabilities		56,182		92,496	2,138

Total current liabilities		1,025,532		1,274,562	29,456
Capital lease obligations, excluding current installments		5,151		5,325	123
Other liabilities		51,127		57,909	1,338

Total liabilities		1,081,810		1,337,796	30,917

Minority interest		1,595		1,595	37

Stockholders’ equity
Equity shares, Rs 10 par value; 37,500,000 shares authorized; Issued and outstanding: 34,900,993 shares as of March 31, 2004 and 35,377,361 shares as of December 31, 2004.		349,010		353,774	8,176

Additional paid-in capital		14,490,037		14,563,578	336,574
Deferred compensation — employee stock offer plan		(14,326)		(4,946)	(114)
Accumulated deficit		(12,109,053)		(12,305,006)	(284,377)

Total stockholders’ equity		2,715,668		2,607,400	60,259

Total liabilities and stockholders’ equity	Rs.	3,799,073	Rs.	3,946,791	$91,213

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended December 31,					Nine months ended December 31,
	2003		2004		2004	2003		2004		2004

Revenues	Rs.	702,194	Rs.	934,434	$21,595	Rs.	1,936,520	Rs.	2,544,468	$58,804
Revenue from related parties		9,253		11,205	259		39,707		39,805	920

Total Revenue		711,447		945,639	21,854		1,976,227		2,584,273	59,724

Cost of revenues		376,366		529,207	12,230		1,034,121		1,417,699	32,764
Selling, general and administrative expenses		312,303		364,805	8,431		930,633		1,012,359	23,397
Provision for doubtful receivables and advances		7,949		13,745	319		62,313		39,489	913
Depreciation		121,323		130,097	3,007		360,624		374,366	8,652
Amortization of intangible assets		12,103		12,938	299		60,931		39,471	912
Amortization of deferred stock compensation expense		6,620		2,690	62		22,507		9,400	217
Foreign exchange loss		1,831		32,852	759		24,459		3,040	70

Total operating expenses		838,495		1,086,334	25,107		2,495,588		2,895,824	66,925

Operating loss		(127,048)		(140,695)	(3,253)		(519,361)		(311,551)	(7,201)
Other income, net		15,245		28,389	656		131,356		80,033	1,850

Loss before taxes, equity in losses of affiliates and minority interest		(111,803)		(112,306)	(2,597)		(388,005)		(231,518)	(5,351)

Equity in (losses) / profits of affiliates		9,321		17,294	400		(6,423)		35,565	822
Minority interest		9		—	—		79		—	—

Losses before income taxes		(102,473)		(95,012)	(2,197)		(394,349)		(195,953)	(4,529)
Taxes		—		—	—		(72)		—	—

Net loss	Rs.	(102,473)	Rs.	(95,012)	$(2,197)	Rs.	(394,421)	Rs.	(195,953)	$(4,529)

Net loss per share		(2.94)		(2.70)	(0.06)		(11.47)		(5.59)	(0.13)

Weighted equity shares used in computing loss per equity share		34,857,882		35,201,019	35,201,019		34,397,342		35,083,277	35,083,277

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Nine months ended December 31,
	2003		2004		2004
Net loss	Rs.	(394,421)	Rs.	(195,953)	$(4,529)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:

Depreciation, amortization of intangible assets and deferred stock compensation		444,062		423,237	9,781
Equity in losses / (profits) of affiliates		6,423		(35,565)	(822)
Gain on sale of investments		(76,054)		(15,710)	(363)
Loss on sale of property, plant and equipment		44		230	5
Provision for doubtful receivables and advances		62,313		39,489	913
Minority interest		(79)		—	—
Translation loss on cash and cash equivalents		25,535		1,538	36
Others		2,688		(4,113)	(95)
Changes in assets and liabilities:
Accounts receivable		(148,991)		(5,787)	(134)
Due from employees		2,884		2,725	63
Due from related parties		4,874		(11,684)	(270)
Inventories		13,298		(8,083)	(187)
Prepaid expenses		(16,009)		14,368	332
Other assets		9,207		(38,085)	(880)
Net investment in sales-type leases		—		(31,432)	(726)
Trade accounts payable and accrued liabilities		62,036		146,147	3,378
Deferred revenue		64,484		75,616	1,748
Advances from customers		63,546		(11,239)	(260)
Other liabilities		9,005		43,150	997

Net cash provided by operating activities	Rs.	134,845	Rs.	388,849	$8,987

Cash flows from investing activities:
Expenditure on property, plant and equipment		(249,924)		(335,252)	(7,748)
Proceeds from sale of property, plant and equipment		253,651		10,345	239
Expenditure on intangible assets		(2,330)		—	—
Expenditure on investment in affiliates		(4,482)		—	—
Expenditure on acquisition of minority interest		(940)		—	—
Net movement in cash – restricted		23,662		87,378	2,019
Proceeds from sale of investments		7,356		15,000	347

Net cash provided by / (used in) investing activities	Rs.	26,993	Rs.	(222,529)	$(5,143)

Cash flows from financing activities:
Principal payments under capital lease obligations		(5,457)		(7,018)	(162)
Net proceeds from issuance of common stock		159,829		78,285	1,809

Net cash provided by financing activities	Rs.	154,372	Rs.	71,267	$1,647

Effect of exchange rate changes on cash and cash equivalents		(25,535)		(1,538)	(36)

Net increase in cash and cash equivalents		290,675		236,049	5,455
Cash and cash equivalents at the beginning of the period		897,596		1,325,803	30,640

Cash and cash equivalents at the end of the period	Rs.	1,188,271	Rs.	1,561,852	$36,095

Supplementary Information
Cash paid towards interest		1,853		695	16
Cash paid towards taxes		(7,125)		3,843	89

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

							Deferred
							compensation -			Total
	Common Stock			Additional paid In			employee stock offer			Stockholders’
	Shares	Par Value		capital			plan	Accumulated deficit		equity
Balance as of March 31, 2004	34,900,993	Rs.	349,010	Rs.	14,490,037	Rs.	(14,326)	Rs.	(12,109,053)	Rs.	2,715,668

Issue of common stock	476,368		4,764		73,521						78,285
Compensation related to stock option grants							9,380				9,380
Amortization of compensation related to stock option grants					20						20

Net loss									(195,953)		(195,953)

Balance as of December 31, 2004	35,377,361		353,774		14,563,578		(4,946)		(12,305,006)		2,607,400

Balance as of December 31, 2004 (in US$)	35,377,361		8,176		336,574		(114)		(284,377)		60,259

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In Rupees thousands, except share data and as otherwise stated)

1.	Description of business

Sify Limited (“Sify”) together with its subsidiaries (the “Company”) and its affiliates is engaged in providing various services, such as Corporate Network and Data Services, Internet Access Services, Online Portal and Content Offerings.

2.	Summary of significant accounting policies

a.	Basis of preparation of financial statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter and nine months ended December 31, 2004 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs. 43.27. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on December 31, 2004 or at any other date.

b.	Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2004.

3.	Cash and cash equivalents

Cash and cash equivalents as on December 31, 2004 amounted to Rs. 1,561,852 (Rs. 1,325,803 as on March 31, 2004). This excludes restricted cash included in current assets of Rs. 16,883 (Rs. 101,587 as on March 31, 2004) and restricted cash included in non-current assets of Rs. 7,472 (Rs. 10,146 as on March 31, 2004) representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.

The restricted cash balances in current and non-current assets represent deposits earmarked against financial guarantees and letters of credit procured in the course of business, including guarantees given to The Telegraph Authority of India of Rs. 10,000 and letters of credit for Axxcelera Broadband Wireless Inc., of Rs. 1,864, JQ Network of Rs. 1,573, Wipro Limited of Rs. 1,433 and Controller of Certifying Authorities of Rs. 10,000.

4.	E Alcatraz Consulting Private Limited

The Company acquired the business of E Alcatraz Consulting Private Limited (“EAP”) for cash on March 1, 2004. As a result of this acquisition, the Company offers value-added consulting services, such as security risk assessment, security policy and procedure consulting and managed security services, which provide end to end security solutions to the Company’s corporate clients.

During the quarter ended September, 30 2004, the total purchase price has been allocated to the acquired assets and assumed liabilities as follows:

Purchase price	Rs.	32,630
Direct transaction costs		125

		32,755

Allocated to:
Net current assets	Rs.	2,909
Tangible assets		762
Intangible asset relating to customer relationship		29,084

	Rs.	32,755

The Company has considered the Financial Accounting Standards Board Statement No. 141 (“SFAS 141”), Business Combinations, and relevant interpretive guidance for allocation of the purchase price and has estimated the fair value of the customer contracts, and customer relationship at Rs. 29,084 with a weighted average useful life of five years.

5. Goodwill and intangibles

At December 31, 2004, the Company’s goodwill and other intangible assets amounted to Rs. 14,595 and Rs. 71,556 respectively (Rs. 14,595 and Rs. 93,786 as on December 31, 2003 respectively). The following are the details of other intangible assets:

	Weighted	As at December 31, 2004				As at December 31, 2003
	average	Gross carrying		Accumulated		Gross carrying		Accumulated
	life	amount		amortization		amount		amortization
Technical know how fees	4.80	Rs.	90,313	Rs.	66,111	Rs.	90,313	Rs.	49,027

Portals and web content	4.95		100,360		81,743		100,360		61,360

Customer contracts, Customer relationships and others	4.04		56,085		27,348		27,001		13,501

Employment contracts	2.00		—		—		37,500		37,500

Total		Rs.	246,758	Rs.	175,202	Rs.	255,174	Rs.	161,388

The aggregate amortization expense for the quarters ended December 31, 2003 and 2004 was Rs. 12,103 and Rs. 12,938, respectively, and the nine months ended December 31, 2003 and 2004 was Rs. 60,931 and Rs. 39,471, respectively.

Estimated amortization expense

For the year ended March 31,
2005	Rs.	52,409
2006		35,474
2007		11,975
2008		5,837
2009		5,332

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortise goodwill but tests it for impairment on an annual basis. The Company has not recognized any impairment of goodwill during the years ended March 31, 2003 and 2004 and for the nine months ended December 31, 2004.

6. Employee Stock Options

The Company has adopted pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock based employee compensation.

	Quarter ended December 31,				Nine months ended December 31,
	2003		2004		2003		2004
Net loss – as reported	Rs.	(102,473)	Rs.	(95,012)	Rs.	(394,421)	Rs.	(195,953)

Add: Stock based compensation expense included in reported net loss		6,620		2,690		22,507		9,400

Less: Stock based compensation expense determined under fair value method		16,170		21,318		33,758		60,649

Pro forma net loss	Rs.	(112,023)	Rs.	(113,640)	Rs.	(405,672)	Rs.	(247,202)

Loss per share:

Basic and diluted – reported	Rs.	(2.94)	Rs.	(2.70)	Rs.	(11.47)	Rs.	(5.59)

Basic and diluted – proforma	Rs.	(3.21)	Rs.	(3.23)	Rs.	(11.79)	Rs.	(7.05)

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended December 31,		Nine months ended December 31,
	2003	2004	2003	2004
Dividend Yield	—	—	—	—

Assumed Volatility	131 - 157.3%	103.4 –116.6%	131 - 157.3%	103.4 - 116.6%

Risk-Free Interest Rate	5.25%	7.5%	5.25%	7.5%

Expected Term	12-36 months	12-36 months	12-36 months	12-36 months

7. Gratuity

The Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment, an amount based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company’s financial statements.

	Quarter ended December 31,				Nine months ended December 31,
	2003		2004		2003		2004
Accumulated benefit obligation		8,255		10,881		8,255		10,881
Change in projected benefit obligation
Projected benefit obligation at the beginning of the year	Rs.	14,273	Rs.	17,903	Rs.	11,659	Rs.	16,093
Service cost		1,149		1,422		3,445		4,266
Interest cost		232		275		697		825
Divestiture / acquisition		—		—		—		—
Actuarial (gain)/loss		(699)		(522)		(815)		(1,576)
Benefits paid		(40)		(154)		(71)		(684)
Projected benefit obligation at the end of the year		14,915		18,924		14,915		18,924

	Quarter ended December 31,		Nine months ended December 31,
	2003	2004	2003	2004
Change in plan assets
Fair value of plan assets at the beginning of the year	3,826	4,735	3,720	4,436
Actual return on plan assets	68	66	205	198
Employer contributions	—	—	—	697
Acquisition	—	—	—	—
Benefits paid from plan assets	(40)	(154)	(71)	(684)

Fair value of plan assets at the end of the year	3,854	4,647	3,854	4,647

Funded status of the plans	(11,060)	(14,276)	(11,060)	(14,276)
Unrecognized transition obligation (asset)	—	—	—	—
Unrecognized prior service cost (benefit)	—	—	—	—
Unrecognized net actuarial (gain)/loss	(2,627)	(4,317)	(2,627)	(4,317)

Accrued benefit cost	(13,687)	(18,593)	(13,687)	(18,593)

	Quarter ended December 31,		Nine months ended December 31,
	2003	2004	2003	2004
The components of net gratuity costs are reflected below:
Service cost	1,149	1,422	3,445	4,266
Interest cost	232	275	697	825
Expected returns on plan assets	(88)	(136)	(263)	(408)
Amortization	—	—	—	—
Recognized net actuarial (gain)/ loss	(15)	(32)	(43)	(97)

Net gratuity costs	1,278	1,529	3,836	4,586

	Quarter ended December 31,		Nine months ended December 31,
	2003	2004	2003	2004
Principal actuarial assumptions:
Discount rate	8.00%	7.00%	8.00%	7.00%
Long-term rate of compensation increase	7.00%	6.00%	7.00%	6.00%
Rate of return on plan assets	7.50%	6.00%	7.50%	6.00%

The Company’s best estimate of contributions expected to be paid to the plan during the year ending March 31, 2005 amounts to Rs. 10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ending
March 31,
2005	Rs. 1,472
2006	1,757
2007	2,466
2008	3,039
2009	4,940
2010 to 2014	31,361

8. Deferred revenue:

Deferred revenue includes the following amounts of unearned income:

•	for the Company’s corporate network / data services division, revenue relating to the connectivity / hosting charges and from provision of digital certificates;

•	for the Company’s internet access services and online portal services divisions, revenue relating to the Internet access charges and the advertisement charges respectively; and

•	for the Company’s other service division, revenue relating to development of e-learning software.

The components of deferred revenue for these segments are:

	As at
	March 31, 2004		December 31, 2004
Corporate network / Data services	Rs.	166,648	Rs.	230,543
Internet access services		157,241		168,906
Online portal services		2,895		1,548
Other services		15,169		16,572

Total	Rs.	341,953	Rs.	417,569

9. Advertising costs

Advertising costs incurred during the quarter have been expensed. The total amount of advertising costs expensed during the quarters ended December 31, 2003 and 2004 was Rs. 4,778 and Rs. 8,715, respectively, and nine months ended December 31, 2003 and 2004 was Rs. 35,074 and Rs. 22,613, respectively.

10. Products and services

Breakup of revenues and cost of revenues against products and services are as follows:

	Quarter ended December 31,				Nine months ended December 31,
	2003		2004		2003		2004
Revenue
Services revenue	Rs.	604,550	Rs.	741,973	Rs.	1,696,444	Rs.	2,072,493
Initial franchisee fee		29,951		30,439		72,036		81,122
Installation services revenue		30,089		60,143		79,524		162,965

	Rs.	664,590	Rs.	832,555	Rs.	1,848,004	Rs.	2,316,580
Products revenue	Rs.	46,857	Rs.	113,084	Rs.	128,223	Rs.	267,693

	Rs.	711,447	Rs.	945,639	Rs.	1,976,227	Rs.	2,584,273

Cost of revenues
Products	Rs.	41,663	Rs.	102,477	Rs.	114,663	Rs.	234,784
Services		334,703		426,730		919,458		1,182,915

	Rs.	376,366	Rs.	529,207	Rs.	1,034,121	Rs.	1,417,699

11. Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com.” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has a subsidiary, which deals with digital signatures and Internet security.

The primary operating segments of the Company are:

•	Corporate network/data services, which provides connectivity services, messaging services, security consultancy services and web hosting to businesses;

•	Internet access services to homes and through cybercafés;

•	Online portal and content offerings; and

•	Other services, such as development of e-learning software.

The chief operating decision maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are of three kinds – international, national and last mile. These are allocated primarily between the corporate network/data services and Internet access services businesses as described below.

International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned, at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization are cross validated against assumptions / norms for each business.

National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, due to strategic reasons aimed at furthering the corporate business, the national backbone was enhanced to carry traffic to the international fibre gateways moving away from its hybrid satellite and fibre gateways to only fibre gateways for international bandwidth. Local exit of international traffic through the satellite gateways has reduced and this traffic has been loaded onto the national backbone. National bandwidth costs are now allocated based on international bandwidth allocation ratios. This is because most of the traffic carried on the national backbone is finally aimed towards the international gateways. The Company believes that the resulting allocations are reasonable.

Last mile costs in the dial up access (E1/R2 costs) and spectrum fees for wireless connectivity that can be directly identified to businesses are allocated directly.

Certain expenses, such as depreciation and overheads incurred by the support functions including finance, human resources, administration, technology and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated corporate expenses” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarters and nine months ended December 31, 2003 and 2004 is presented below:

Quarter ended December 31, 2003
	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	349,548	Rs.	277,023	Rs.	17,400	Rs.	67,476	Rs.	711,447
Operating expenses		(208,875)		(301,340)		(22,208)		(23,275)		(555,698)
Equity in losses of affiliates						9,321				9,321
Minority interest						9				9

Segment operating income / (loss)	Rs.	140,673	Rs.	(24,317)	Rs.	4,522	Rs.	44,201	Rs.	165,079
Unallocated corporate expenses										(140,920)
Foreign exchange gain / (loss), net										(1,831)
Other income / (expense), net										389
Depreciation and amortization										(140,046)
Interest income, net										14,856
Income taxes										—

Net loss									Rs.	(102,473)

Quarter ended December 31, 2004
	Corporate
	Network / Data		Internet Access		Online Portal
	Services		Services		Services		Other Services		Total

Revenues	Rs.	525,246	Rs.	377,703	Rs.	26,298	Rs.	16,392	Rs.	945,639
Operating expenses		(357,035)		(355,545)		(24,592)		(19,375)		(756,547)
Equity in profits of affiliates						17,294				17,294
Minority interest

Segment operating income / (loss)	Rs.	168,211	Rs.	22,158	Rs.	19,000	Rs.	(2,983)	Rs.	206,386
Unallocated corporate expenses										(154,780)
Foreign exchange gain / (loss), net										(32,852)
Other income / (expense), net										19,938
Depreciation and amortization										(145,725)
Interest income, net										12,021

Net loss									Rs.	(95,012)

Nine months ended December 31, 2003
	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	954,769	Rs.	764,430	Rs.	63,253	Rs.	193,775	Rs.	1,976,227
Operating expenses		(606,417)		(864,619)		(77,664)		(66,865)		(1,615,565)
Equity in losses of affiliates						(6,423)				(6,423)
Minority interest						79				79

Segment operating income / (loss)	Rs.	348,352	Rs.	(100,189)	Rs.	(20,755)	Rs.	126,910	Rs.	354,318
Unallocated corporate expenses										(411,502)
Foreign exchange gain / (loss), net										(24,459)
Other income / (expense), net										92,427
Depreciation and amortization										(444,062)
Interest income, net										38,929
Income taxes										(72)

Net loss									Rs.	(394,421)

Nine months ended December 31, 2004
	Corporate
	Network / Data		Internet Access		Online Portal				Continuing
	Services		Services		Services		Other Services		Operations

Revenues	Rs.	1,441,558	Rs.	1,009,150	Rs.	72,776	Rs.	60,789	Rs.	2,584,273
Operating expenses		(937,447)		(964,365)		(72,636)		(47,919)		(2,022,367)
Equity in profits of affiliates						35,565				35,565
Minority interest

Segment operating income / (loss)	Rs.	504,111	Rs.	44,785	Rs.	35,705	Rs.	12,870	Rs.	597,471
Unallocated corporate expenses										(446,474)
Foreign exchange gain / (loss), net										(3,040)
Other income / (expense), net										28,092
Profit from sale of investments										15,710
Depreciation and amortization										(423,237)
Interest income, net										35,525

Net loss									Rs.	(195,953)

12. Leases

The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for setting up virtual private network and providing bandwidth to its customers in corporate connectivity business. The leases are classified as Sales-Type Leases and expire after a period of three years.

The following lists the components of the net investment in sales-type leases as of December 31, 2004:

Minimum lease payments receivable	Rs.	34,672
Less: Unearned income	Rs.	3,240
Net investment in sales-type leases	Rs.	31,432

The minimum lease payments for each of the fiscal years are as follows:

For the year ending
March 31,
2005	Rs.	4,539

2006		10,971

2007		10,971

2008		9,988

The Company’s leasing operations include sales-type leases with Satyam Computer Services Limited, a related party, for leasing networking equipment over a period of 3 years with an annual minimum lease payment of Rs. 300. The sale value of the assets covered under the lease for the quarter ended December 31, 2004 was Rs. NIL.

13. Legal proceedings

Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADS from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $.1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference. The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part. The maximum financial exposure under this, in the event that the plaintiffs recover nothing from the underwriter, is estimated to be US $3.9 million, an amount we believe which is fully recoverable from Sify’s insurer.

The charges for international gateways and other services presently being provided by Videsh Sanchar Nigam Limited (VSNL) are the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels that Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify is currently paying for bandwidth from VSNL at the higher rates and therefore believes that the outcome of this matter will not have any material adverse financial effect on the Company.

Sify is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at December 31, 2004, Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

14. ISP License Matters

In December 2004, the Government of India (“GOI”) issued guidelines for permission to offer Virtual Private Network (“VPN”) services by Internet Service Providers (“ISPs”). Consequently, the Company applied for the permission and the GOI has issued a Letter of Intent (“LOI”) to the Company on December 30, 2004 for amendment of the existing ISP license to include provision of VPN services. In January 2005, the Company paid Rs.100,000 as a one time entry fee and submitted a financial bank guarantee of Rs. 10,000 as required by the LOI.

On January 11, 2005 the GOI issued provisional permission to the Company to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service shall be effective only after the Company signs the amendment to the license agreement. However the provisional permission does not carry any terms and conditions relating to the license.

The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on Sify’s net earnings / losses for periods prior to January 1, 2005. The ISPAI has been contesting the DOT decision. If not successful, the DOT decision will have an impact on the earnings to the extent of annual fee and amortization of the license fee.

15. Recent Accounting Pronouncements

Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the Company does not deduct the expense of the employee stock options grants from its income based on the fair value method as it had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The unamortized stock compensation expense as of December 31, 2004, determined under the fair value method is approximately $0.29 million. The Company is required to adopt SFAS 123R on July 1, 2005. The Company is evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

          The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”

Overview

     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113, India, and our telephone number is (91) 44-2254-0777.

     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also developed www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

     On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

     Initial Public Offering and Subsequent Financing Transactions

     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs (representing 4,801,250 equity shares) at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In February 2000, we completed a secondary offering and issued 467,175 ADSs (representing 467,175 equity shares) at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF Investment Company Limited, or SAIF, for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to Venture Tech for consideration of $3.5 million. This transaction was approved by our stockholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,884 equity shares to Venture Tech. In April 2003, we sold an additional 1,017,442 equity shares to Venture Tech pursuant to our subscription agreement with Venture Tech. In July 2003, we sold a further 1,017,441 ADSs to an affiliate of Venture Tech pursuant to our subscription agreement with Venture Tech. In connection with this financing, the parties entered into a stockholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; Venture Tech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund (“SARF”) – one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. In early 2004, SARF disposed of its entire shareholding and SAIF disposed of a portion of its shares in the company and in accordance with the stockholders agreement, the SARF nominee and one of the SAIF nominees resigned from the Board of Directors. The stockholders agreement has also granted the investors consent rights with respect to specified corporate transactions.

     Investment Strategy

     In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.

Revenues

For reporting purposes, we classify our revenues into four divisions:

•	Corporate network/data services;

•	Internet access services;

•	Online portal and content offerings; and

•	Other services.

     In our financial statements, we provide supplemental segment data which provides separate revenue and operating income (loss) information for each of these business segments. Please see Note 11 to our financial statements above.

     Corporate network/data services

     Corporate network/data services revenues primarily include connectivity services and, to a lesser extent, revenues from the sale of hardware and software purchased from third-party vendors, installation of the link and other ancillary services, such as e-mail and domain registration services. Generally, these elements are sold as a package consisting of all or some of the elements. Consequent to our acquisition of E-Alcatraz, we have also started providing security consultancy and compliance services for enterprises in India and abroad.

     On packaged deals we sell hardware/software, provide installation services and connectivity services as a package. In these circumstances the revenue attributable to connectivity services is recognized ratably over the period of the contract, the revenue attributable to hardware/software is recognized on delivery and the revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services, such as e-mail facilities and domain registration, is recognized over the period such services are provided. Revenue from security consulting projects is based on either the fixed man-hour rates or the proportionate performance method, based on the terms of the contracts. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Web-hosting service revenues primarily include co-location services, managed services and security services. On occasion, we also sell related hardware/software to our web-hosting customers. Revenue from these sales is recognized on delivery. Revenue from hosting services is recognized over the period during which the service is provided.

     Internet access services

     Internet access services include Internet access at homes and businesses through dial-up or cable operator and Internet access through a network of cybercafés. It also includes revenues from VoIP or Internet telephony.

     Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase “user accounts” or “top-ups” that enable them to access the Internet for a specified quantum of usage or for a specified period of time all within a contracted period. The amounts received from customers on the sale of these user accounts or top-ups are not refundable. We recognize revenue from sale of user accounts or top-ups based on usage (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time) by the customer. Any unused hours at the end of the contracted period are recognized as revenue.

     VoIP services are mainly provided through Internet Telephony Booths at iway cybercafés and to a smaller extent through Cable TV operators, or CTOs, and through multi-dwelling units, or MDUs. The user purchases the packs that enables them to use the Internet telephone facility through CTO and MDUs. We recognize revenue on the basis of usage by the customer. The customer uses Internet telephony facilities at the iway cybercafés and makes the payment to the extent of usage of the facility. We recognize revenue on the basis of usage.

     Internet access at homes and businesses through cable networks is provided through a franchised network of cable operators in India. Customers buy “user accounts” for a specified usage or volume of data transfer or for a specified period of time all within a contracted period. We recognize revenue on actual usage by customer (where access is for a specified quantum of usage) and based on time (where access is for a specified period of time). Any unused hours at the end of the contracted period are recognized as revenue.

     Public Internet access is provided to customers through a chain of 2,270 cybercafés as of December 31, 2004. Of these, 2,236 are franchisee-owned and 34 are Sify-owned.

     In the case of franchised cybercafé operators, we enter into an agreement with the franchisee that establishes the rights and obligations of each party and grants each franchisee a non-exclusive license to operate the cybercafés using our logo, brand and trade names. The cybercafés are owned and operated by the franchisees. The franchisee procures the retail space, invests in furniture, interior decor, PCs, and point of sale signage and employs and trains the franchisee staff. The franchisee is responsible for the maintenance of the premises and interface with customers. We provide the complete backend support, including bandwidth, the authentication/usage engine and the billing and collection system.

     In the case of franchised cable network operators and franchised cybercafé operators, we enter into a standard arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. The fee covers the following upfront services rendered by us:

•	conducting a market survey and deciding on the best location for the cybercafé or cable head end;

•	installing the broadband receiver equipment on the roof top of the cybercafé or the cable head end and connecting it to one of Sify’s broadcasting towers;

•	obtaining the regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range;

•	installing the wiring from the receiver unit to the individual PCs in the cybercafé or the transmitting equipment in the cable head end;

•	assisting in obtaining facilities, including computers and interiors for the cybercafés; and

•	providing the operations manual with instructions and guidelines for running the cybercafé or distributing Internet access through cable network.

The initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchisee Fee Revenue. Internet access revenue and Internet telephony revenues are recognized based on usage by the customer

     Online portal and content offerings

     Online portal and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues are also earned through sponsorships, through commissions earned through sale of third-party products from the shopping portal, sifymall.com, and through commissions earned from enabling downloads of ring tones.

     Other services

     Other services include revenue from e-learning software development services to facilitate web-based learning in various organizations. Revenue from such projects is recognized on either the fixed man-month rates or the proportionate performance method, based on the terms of the contracts.

Expenses

     Corporate network/data services

     Cost of revenues for the corporate network/data services division predominantly consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security products sold, costs of direct manpower deployed in providing security consulting solutions and the cost of providing network operations. Telecommunication costs include the costs of international bandwidth procured from VSNL and other fiber and satellite gateway providers, providing local telephone lines to our points of presence, use of third-party networks between and within the cities where we have our points of presence, and spectrum fees paid to the Wireless Planning Commission for enabling provision of wireless connectivity. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.

     Internet access services

     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services to customers, and termination charges paid to overseas carriers for terminating Internet telephony calls that originate from India. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.

     Online portal services and content offerings

     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and the cost of third-party software.

     Other Services

     Cost of revenues for the eLearning division include the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.

Others

     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

     We have an Associate Stock Option Plan, which we refer to as our Employee Stock Option Plan or ASOP. A total of approximately 1.8 million equity shares are reserved for issuance under our ASOP. As of December 31, 2004, we had an aggregate of 783,328 options (net of 848,574 options expired or forfeited by employees and 547,278 options exercised for equity shares) outstanding under our ASOP with a weighted-average exercise price equal to approximately Rs.178.7 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.4.9 million as of December 31, 2004.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years.

     We assess for impairment of long-lived assets under SFAS No. 144, Impairment and disposal of long-lived assets. The carrying values of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized.

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of Refco-Sify, a company in which we have a significant, non-controlling minority interest. This investment is accounted for under the equity method of accounting.

     Since our inception, we have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

     For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs.238.3 million, respectively. During fiscal 2004, we generated cash from operating activities of Rs.274.0 million and for the nine months ended December 31, 2004, we generated a cash surplus from operations of Rs.388.8 million ($9.0 million). For fiscal 1999 through 2004 and the nine months ended December 31, 2004, we incurred net losses of approximately Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million, Rs.1,329.4 million, Rs.371.3 million and Rs.196.0 million ($4.5 million), respectively. As of December 31, 2004, we had an accumulated deficit of approximately Rs.12,305.0 million ($284.4 million).

Recent Accounting Pronouncements

     Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share Based Payment, requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, we do not deduct the expense of employee stock options grants from our income based on the fair value method as we had adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The unamortized stock compensation expense as of December 31, 2004, determined under the fair value method is approximately $0.29 million. We are required to adopt SFAS 123R on July 1, 2005. We are evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any.

Results of Operations

Quarter ended December 31, 2004 compared to quarter ended December 31, 2003

     Revenues. We recognized Rs.945.6 million ($21.9 million) in revenues for the quarter ended December 31, 2004, as compared to Rs.711.4 million for the quarter ended December 31, 2003, representing an increase of Rs.234.2 million, or 32.9%.

     This increase was attributable to a Rs.175.7 million, or 50.3%, increase in the corporate network/data services businesses, which was attributable to increases in connectivity revenues of Rs.62.8 million, installation revenues of Rs.33.4 million and security consultancy revenues of Rs.22.4 million (consequent to the acquisition of EAP), as well as an increase in hardware and software sales of Rs.57.1 million. The corporate network/data services businesses successfully obtained a significant number of new orders and large incremental orders from existing customers with operations throughout India. There are more than 1,000 enterprises in India to whom we now provide network/connectivity services.

     Revenues generated by our consumer Internet access services business increased by Rs.100.7 million, or 36.3%, over the same period in the prior year. The increase in consumer Internet access revenues was as a result of a Rs.46.3 million increase in the revenues from the public Internet access business, increased revenues of Rs.21.3 million from Voice-over-IP services and increased revenues of Rs.52.7 million from broadband subscribers from homes — direct and through the cable operators. The number of cybercafés in operation increased from approximately 1,480 as of December 31, 2003 to 2,270 as of December 31, 2004, while the number of broadband subscribers increased from over 16,000 as of December 31, 2003 to over 67,000 as of December 31, 2004. The franchise fees recognized were marginally higher by Rs.0.4 million. Hardware sales accounted for an increase of Rs.14.1 million during the quarter ended December 31, 2004 as compared with the quarter ended December 31, 2003. The above increases were partially offset by a decrease of Rs.34.1 million in the revenues from the dial-up business. This business has been facing pricing pressure from the public sector telephone companies, BSNL and MTNL, which have been bundling their Internet services with basic telecom services, resulting in a shift in the subscriber base to these players. With increasing focus by the Government of India in promoting the use of the Internet and broadband in India, we expect the market for consumer Internet access, especially the nascent broadband market, to grow rapidly, but at the same time to also remain extremely price competitive.

     Our online portal and content offerings division accounted for Rs.26.3 million of revenues for the quarter ended December 31, 2004, as compared to Rs.17.4 million for the quarter ended December 31, 2003, representing an increase of Rs.8.9 million, or 51.2%. Increased revenues from Internet advertising as well as revenues earned from providing value added services such as downloadable ring tones and mobile content, have contributed to the increase.

     Our other business contributed Rs.16.4 million to revenues for the quarter ended December 31, 2004 as compared to Rs.67.5 million for the quarter ended December 31, 2003, representing a decrease of Rs.51.1 million, or 75.7%. The decrease can be attributed to the loss of revenues from Element K, which was the largest customer of this division in the previous financial year. There were no revenues generated from this customer during the quarter ended December 31, 2004. This division continues its operations serving other customers.

     Cost of Revenues. Cost of revenues was Rs.529.2 million ($12.2 million) for the quarter ended December 31, 2004, compared to Rs.376.4 million for the quarter ended December 31, 2003, representing an increase of Rs.152.8 million, or 40.6%. This increase was primarily due to a Rs.43.8 million increase in cost of revenues attributable to an increase in direct expenses paid to franchisees and Cable Television Operators or CTOs (for providing broadband delivery through cable), a Rs.27.7 million increase in cost of goods, an increase of Rs.40.4 million in personnel expenses, an increase of Rs.19.0 million in leased line expenses and a Rs.21.9 million increase in other expenses. The increase in bandwidth costs is a combination of increased business from value added and other services as well as a decrease in bandwidth rates, resulting from lower rates negotiated on higher volumes as well as the result of competitive forces that have driven down costs both in international and national bandwidth. During the course of the current year, we have generated revenues in security consulting and compliance services that require deployment of additional manpower in India and abroad. The increase in direct personnel expenses can be attributed in part to this new additional stream of revenue.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.364.8 million ($8.4 million) for the quarter ended December 31, 2004, compared to Rs.312.3 million for the quarter ended December 31, 2003, representing an increase of Rs.52.5 million, or 16.8%. This increase was mainly due to an increase of Rs.45.6 million in administrative and other expenses and an increase of Rs.9.8 million in personnel expenses, partially offset by a decrease of Rs.2.9 million in marketing and promotion expenses. The increase in personnel expenses resulted from an increase in manpower in the Internet access services division relating to growth in the cybercafés and broadband businesses, and additional manpower recruited for the remote network management, application services and compliance services, provided to enterprises abroad.

     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.13.8 million ($0.3 million) for the quarter ended December 31, 2004, compared to Rs.8.0 million for the quarter ended December 31, 2003, representing an increase of Rs.5.8 million, or 73%. This corresponds to 1.46% of the revenues for the quarter ended December 31, 2004, as compared to 1.12% of revenues for the quarter ended December 31, 2003.

     Depreciation. Depreciation for the quarter ended December 31, 2004 was Rs.130.1 million ($3.0 million), compared to Rs.121.3 million for the quarter ended December 31, 2003, representing an increase of Rs.8.8 million, or 7.2%. The increase was partially due to the higher capital expenditure incurred in the last few quarters, consequent to the expansion of points of presence to more cities.

     Amortization of intangible assets. Amortization of intangible assets for the quarter ended December 31, 2004 was Rs.12.9 million ($0.3 million), compared to Rs.12.1 million for the quarter ended December 31, 2003, representing an increase of Rs.0.8 million, or 6.9%. The increase is mainly due to an increase of amortization of intangibles pertaining to EAP amounting to Rs.1.4 million which was partially offset by a decrease in amortization of other intangibles amounting to Rs.0.6 million.

     Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses was Rs.2.7 million ($0.1 million) for the quarter ended December 31, 2004, compared to Rs.6.6 million for the quarter ended December 31, 2003, representing a decrease of Rs.3.9 million, or 59.4%. The decrease is mainly due to full amortization of 2001 stock option grants before December 2004, therefore impacting only a portion of the quarter ended December 31, 2004.

     Foreign exchange loss. Foreign exchange loss for the quarter ended December 31, 2004 was Rs.32.9 million ($0.8 million), compared to a foreign exchange loss of Rs.1.8 million for the quarter ended December 31, 2003, representing an increase of Rs.31.1 million. The foreign exchange loss is a result of the depreciation of the U.S. Dollar to the Indian Rupee that has impacted the value of our U.S. Dollar denominated cash deposits of approximately $11 million. During the quarter ended December 31, 2004, the rupee appreciated from Rs.45.91 per dollar as of September 30, 2004 to Rs.43.27 per dollar as of December 31, 2004. In January 2005, after the close of the quarter, the company converted $5 million into Indian Rupees to reduce, in the future, further impact of foreign exchange translation effects. The balance amount of $6 million of U.S. Dollar denominated cash deposits has not been hedged, and therefore any further decline of the US Dollar to the Indian Rupee could result in further foreign exchange losses.

     Other income (net). Other income was Rs.28.4 million ($0.7 million) for the quarter ended December 31, 2004, compared to Rs.15.3 million for the quarter ended December 31, 2003, representing an increase of Rs.13.1 million. The increase was mainly due to write back of expenses provided for in prior quarters amounting to Rs.15.7 million, partially offset by a decrease in interest income and others amounting to Rs.2.6 million.

     Equity in profits of affiliates. Equity in profits of affiliates was Rs.17.3 million ($0.4 million) for the quarter ended December 31, 2004, compared to Rs.9.3 million for the quarter ended December 31, 2003, representing an increase of Rs.8.0 million. Our share of Refco-Sify’s profit was Rs.17.3 million for the quarter ended December 31, 2004, and our share of Refco-Sify’s profit was Rs.12.6 million for the quarter ended December 31, 2003. For the quarter ended December 31, 2003 this profit was offset by our share of Rs 3.3 million in the loss in Wisden CricInfo. Our stake in Wisden CricInfo was sold in February 2004.

     Net Loss. Our net loss was Rs.95.0 million ($2.2 million) for the quarter ended December 31, 2004, compared to a net loss of Rs.102.5 million for the quarter ended December 31, 2003.

Nine months ended December 31, 2004 compared to nine months ended December 31, 2003

     Revenues. We recognized Rs.2,584.3 million ($59.7 million) in revenues for the nine months ended December 31, 2004, as compared to Rs.1,976.2 million for the nine months ended December 31, 2003, representing an increase of Rs.608.1 million, or 30.8%.

     The revenues generated by our corporate network/data services businesses increased by Rs.486.8 million, or 51.0%, over the same period in the prior year. The increase is attributable to increases in connectivity revenues of Rs.203.3 million, installation revenues of Rs.93.1 million, and security consultancy revenues of Rs.53.6 million (consequent to the acquisition of EAP), as well as an increase in hardware and software sales of Rs.136.8 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India.

     The increase in consumer Internet access revenues was Rs.244.7 million, or 32.0%, over the same period of the previous year. The increase was as a result of an increase in public internet access revenues of Rs.160.5 million, increased revenues of Rs.51.2 million from voice-over-IP services and increased revenues from home based broadband subscribers of Rs.135.4 million. Hardware sales and others accounted for an increase of Rs.11.9 million during the nine month period ended December 31, 2004 as compared to the nine month period ended December 31, 2003. These increases were partially offset by a decrease of Rs.123.4 million in the revenues from the dial-up business. The franchise fees recognized were marginally higher at Rs.81.1 million for the nine month period ended December 31, 2004, compared with Rs.72 million for the nine month period ended December 31, 2003.

     Our online portal and content offerings division accounted for Rs.72.8 million of revenues for the nine months ended December 31, 2004, as compared to Rs.63.2 million for the nine months ended December 31, 2003, representing an increase of Rs.9.6 million, or 15.1%. There was an increase of Rs.14.5 million on account of increased revenues from advertising, commissions earned from e-commerce, value-added services like downloadable ring tones and mobile content. This increase was partially offset by a decrease of Rs.4.9 million resulting from the sale of substantially all of the assets of Indiaplaza to a third party.

     Our other business contributed to a decrease of Rs.133.0 million, or 68.6%. The decrease was due to the loss of revenues from Element K, which was the largest customer of this division in the previous financial year. Revenues from Element K accounted for 0.6% of our revenues during the nine months ended December 31, 2004, compared with 8.3% of our revenues for the nine months ended December 31, 2003. This division continues its operations serving other customers.

     Cost of Revenues. Cost of revenues were Rs.1,417.7 million ($32.8 million), for the nine months ended December 31, 2004, compared to Rs.1,034.1 million for the nine months ended December 31, 2003, representing an increase of Rs.383.6 million, or 37.1%. This increase was primarily due to a Rs.141.7 million increase in cost of revenues attributable to an increase in direct expenses paid to franchisees and Cable Television Operators or CTOs (for providing broadband delivery through cable), a Rs.114.0 million increase in cost of goods sold, an increase of Rs.58.5 million in personnel expenses, an increase of Rs.39.5 million in lease line expenses, and a Rs.29.9 million increase in other expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,012.4 million ($23.4 million) for the nine months ended December 31, 2004, compared to Rs.930.6 million for the nine months ended December 31, 2003, representing an increase of Rs.81.8, million or 8.8%. This increase was due to an increase of Rs.111.6 million in administration and other expenses and an increase of Rs.41.7 million in personnel expenses, partially offset by a decrease of Rs.71.5 million in marketing and promotion expenses.

     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.39.5 million ($0.9 million) for the nine months ended December 31, 2004, compared to Rs.62.3 million for the nine months ended December 31, 2003, representing a decrease of Rs.22.8 million, or 36.6%.

     Depreciation. Depreciation for the nine months ended December 31, 2004 was Rs.374.4 million ($8.7 million), compared to Rs. 360.6 million for the nine months ended December 31, 2003, representing an increase of Rs.13.8 million, or 3.8%.

     Amortization of intangible assets. Amortization of intangible assets was Rs.39.5 million ($0.9 million) for the nine months ended December 31, 2004, compared to Rs.60.9 million for the nine months ended December 31, 2003 representing a decrease of Rs.21.4 million, or 35.2%. The decrease is mainly because certain intangible assets were fully written off and due to reassessment of the useful life of the Kheladi.com employment contracts, which resulted in an accelerated amortization of Rs.22.6 million in September 2003. This has been partially offset on account of amortization of intangibles pertaining to EAP amounting to Rs.4.9 million.

     Amortization of Deferred Stock Compensation expenses. Amortization of deferred stock compensation expenses were Rs.9.4 million ($0.2 million) for the nine months ended December 31, 2004, compared to Rs.22.5 million for the nine months ended December 31, 2003, representing a decrease of Rs.13.1 million, or 58.2%. The decrease is due to major portion of stock option grants that were fully amortized by 2004 and also because there were fewer stock option grants during the nine months ended December 31, 2004 as compared with the nine months ended December 31, 2003.

     Equity in profits of affiliates. Equity in profits of affiliates was Rs.35.6 million ($0.8 million) for the nine months ended December 31, 2004, compared to equity in losses of affiliates of Rs.6.4 million for the nine months ended December 31, 2003, representing an increase of Rs.42.0 million. The increase is on account of better performance of our affiliate Refco-Sify during the nine months ended December 31, 2004. The change is also on account of sale of our stake in Wisden Cricinfo in February 2004. Our share of the loss of Wisden CricInfo for the nine months ended December 31, 2003 was Rs.21.6 million.

     Foreign exchange loss. Foreign exchange loss for the nine months ended December 31, 2004 was Rs.3.0 million ($0.1 million), compared to a foreign exchange loss of Rs.24.5 million for the nine months ended December 31, 2003, representing a decrease of Rs.21.5 million. During the period from April 2003 to December 2003, the U.S. Dollar depreciated from Rs.47.53 to Rs.45.55, whereas during the period from April 2004 to December 2004, it depreciated from Rs.43.40 to Rs.43.27.

     Other income (net). Other income was Rs.80.0 million ($1.9 million) for the nine months ended December 31, 2004, compared to Rs.131.4 million for the nine months ended December 31, 2003, representing a decrease of Rs.51.4 million, or 39.1%. The decrease in other income is on account of the profit on the sale of investment in Dr Reddy’s Bio-Sciences Limited (formerly Satyam Institute of E Business Limited) of Rs.75.6 million and profit on the sale of substantially all of the Indiaplaza assets of Rs.3.7 million that was recognized during the nine months ended December 31, 2003. During the nine months ended December 31, 2004, the balance of Rs.15.7 million on the sale of investment in Dr. Reddy’s Bio-Sciences Limited was recognized consequent to a court verdict that was settled in favour of the company after an injunction order was vacated.

     Net Loss. Our net loss was Rs.196.0 million ($4.5 million) for the nine months ended December 31, 2004, compared to a net loss of Rs.394.4 million for the nine months ended December 31, 2003. Excluding the impact of the one time profit pertaining to profit on sale of investment in Dr Reddy’s Biosciences Limited for both the relevant periods, the company’s net loss for the nine months ended December 31, 2004 would have been Rs.211.7 million ($4.9 million) compared to a net loss of Rs.470.0 million for the nine months ended December 31, 2003.

ISP License Matters:

     In December 2004, the Government of India (“GOI”) issued guidelines for permission to offer Virtual Private Network (“VPN”) services by Internet Service Providers (“ISPs”). Consequently, we applied for the permission and the GOI issued a Letter of Intent (“LOI”) to us on December 30, 2004 for amendment of the existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100,000 as a one time entry fee and submitted a financial bank guarantee of Rs.10,000 as required by the LOI.

     On January 11, 2005 the GOI issued provisional permission to us to offer VPN service in accordance with the new guidelines. Final permission to offer VPN services shall be effective only after we sign the amendment to the license agreement which is still awaited. However, the provisional permission does not carry any terms and conditions relating to the license.

     The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on our net earnings / losses for periods prior to January 1, 2005. The ISPAI has been contesting the DOT decision. If not successful, the DOT decision will have an impact on the earnings to the extent of annual fee and amortization of the license fee.

Liquidity and Capital Resources

     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended, and as at						For the nine months ended
	March 31,						December 31,
	2002		2003		2004		2004		2004
	(in thousands)
Net loss from continuing operations	Rs.	(7,158,265)	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	(195,953)	Rs.	(4,529)
Net decrease/ (increase) in working capital		27,232		52,320		52,199		175,696		4,061
Other adjustments for non-cash items		6,355,353		1,038,795		593,070		409,106		9,455
Net cash provided by/(used in) operating activities
- continuing operations		(775,680)		(238,273)		273,985		388,849		8,987
- discontinued operations		(237,531)		—		—		—		—
Net cash provided by/(used in) investing activities
- continuing operations		(481,136)		(273,674)		11,327		(222,529)		(5,143)
- discontinued operations		(71,279)		—		—		—		—
Proceeds from sale of discontinued operations		349,165		—		—		—		—
Net cash provided by/(used in) financing activities		(9,097)		(758,777)		189,958		71,267		1,647
Effect of exchange rate changes on cash		(5,598)		(7,345)		(47,063)		(1,538)		(36)
Net increase/(decrease) in cash and cash equivalents		(756,094)		(239,485)		428,207		236,049		5,455

     During fiscal 2003 and 2004, our highest operational priority was to reduce cash burn incurred to build our organization and infrastructure to support our rapid growth, which has now stabilized. We pursued several initiatives to reduce our cash burn. The first focus was toward reducing the working capital required by our business. This was done by enhanced focus on collecting receivables and advancing the billing for the customers of our corporate data/network services division to the beginning of the quarter from the end of the quarter. Our improved collection efforts and change in policy to collect fees for certain services in advance resulted in a decrease in net receivables in recent periods. The second focus was toward reducing bandwidth costs. This was achieved by leveraging on the demonopolization of VSNL, negotiation with a range of suppliers, including VSNL, and increasing the role of fixed wireless mode of delivery in the last mile. As a result of these initiatives, we have significantly reduced our cash burn over the last three years. We believe that the reductions achieved on account of the above are permanent reductions.

     We intend to continue to focus on the reduction of our cash burn and generating cash surplus in fiscal 2005. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.1,561.9 million ($36.1 million) as of December 31, 2004, excluding restricted cash included in current assets of Rs.16.9 million ($0.4 million) and restricted cash included in non-current assets of Rs.7.5 million ($0.2 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

     Cash balances held in foreign currency were Rs.252.8 million, Rs.551.0 million, Rs.557.7 million and Rs.512.0 million as of March 31, 2002, 2003, 2004 and December 31, 2004, respectively. Cash balances held in Indian currency were Rs.557.7 million, Rs.521.2 million, Rs.881.8 million and Rs.1,074.2 million as of March 31, 2002, 2003 and 2004 and December 31, 2004, respectively. These amounts include cash and cash equivalents and restricted cash.

     Cash provided by operating activities for the nine months ended December 31, 2004 was Rs.388.9 million ($9.0 million), representing cash provided by operations of Rs.213.2 million ($4.9 million) and a decrease in working capital of Rs.175.7 million ($4.1 million) due in part to decreases in amount due from employees of Rs.2.7 million and prepaid expenses of Rs.14.4 million and increases in trade accounts payable of Rs.146.1 million, deferred revenue of Rs.75.6 million and other liabilities of Rs.43.2 million, offset by increases in other assets of Rs.38.1 million, investment in leases of Rs.31.4 million, amount due from related parties of Rs.11.7 million, inventories of Rs.8.1 million, accounts receivable of Rs.5.8 million and decrease in advances from customers of Rs.11.2 million.

     Cash used by investing activities for the nine months ended December 31, 2004 was Rs.222.5 million ($5.1 million) and principally consisted of purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.335.3 million ($7.7 million), offset by proceeds from sale of property, plant and equipment of Rs.10.4 million ($0.2 million), proceeds from sale of investments in securities of Rs.15.0 million ($0.3 million), decrease in restricted cash of Rs.87.4 million ($2.0 million).

     Cash provided by financing activities for the nine months ended December 31, 2004 was Rs.71.3 million ($1.6 million) and consisted of proceeds from issuance of common stock of Rs.78.3 million ($1.8 million) and principal payment under capital lease obligations of Rs.7.0 million ($0.2 million).

     We incurred Rs.284.3 million and Rs.342.6 million for capital expenditure for the fiscal years ending March 31, 2003 and 2004 respectively. Capital expenditure for the nine months ended December 31, 2004 were Rs.335.3 million.

     Although we have 73 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISPs and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery. We may also add an owned access capability in the United States.

     In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities.

Income Tax Matters

     For the year ended March 31, 2004, the end of our most recently completed fiscal year, we had a net tax loss carry forward of approximately Rs.3,946 million ($91.2 million), which is comprised of unabsorbed depreciation of Rs.2,175 million ($50.3 million) and business loss of Rs.1,771 million ($40.9 million).

     For fiscal 2004, the rate of corporate income tax was 35% with a surcharge of 2.5% thereon, resulting in an effective tax rate of 35.9%. For fiscal 2005, while the basic rate and surcharge will remain at 35% and 2.5% respectively, a new education cess of 2% on tax is being levied, thereby resulting in an effective tax rate of 36.6%.

     Under the Indian Income Tax Act, income tax is payable on the total income as computed under the Income Tax Act in respect of the previous year (fiscal year) relevant to the assessment year. Where the tax payable on the total income is less than 7.5% (excluding surcharges) of the book profit (profit computed as per the provisions of the Indian Companies Act), the book profit after adjusting for accumulated losses or carried forward depreciation (which ever is lower) shall be deemed to be the total income of the assesse and the tax payable by the assesse on such total income shall be the amount of Income Tax at the rate of 7.5% (excluding surcharges).

     Under the current Indian Income Tax Act, we will be liable for payment of income tax only after we utilize the unabsorbed business loss of Rs.1,771 million ($40.9 million) (minimum of carry forward depreciation or business loss). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

Off Balance Sheet Arrangement

     None.

Commitments

     As of December 31, 2004, we had spent approximately Rs.2,060.1 million to develop and deploy our network infrastructure. As of December 31, 2004, our future contractual obligations and commercial commitments were as follows:

	Payments due by period
	Rs. Million
Contractual
Obligations	Total	Less than 1 year	1-3 years

Capital lease obligations	12.0	6.7	5.3
Total contractual obligations	12.0	6.7	5.3

	Amount of commitment expiration
	per period
	Rs. Million
	Total amounts
Other commercial commitments	Committed	Less than 1 year	1-3 years
Standby letters of credit	144.7	144.7	—
Guarantees	81.9	18.1	63.8
Bills discounted	71.7	71.7	—
Other commercial commitments	185.2	185.2	—
Total commercial commitments	483.5	419.7	63.8

Effects of Inflation

     India has experienced relatively high rates of inflation. The rates of inflation in India were hovering around 7 to 8% for a major part of last year. Since mid-November 2004, it is on a downward trend and has eased to 6.4% as on December 2004. However, inflation has not had a significant effect on our results of operations and financial condition to date.

Risk Factors

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in the annual report for the year ended March 31, 2004, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Sify Limited

As we commenced operation of our private data network business in April 1998, launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, it is difficult to evaluate our company based on our historical results of operations.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations in November 1998 and Internet portal website in October 1998. The industry we operate in, is still evolving and therefore comparable benchmarks are not readily available. Due to our relatively short operating history, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, Internet access services and online portal and content offerings. In February 2002, we divested a fourth business (software services) to our former majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.

For the year ended March 31, 2004 and the nine months ended December 31, 2004, we incurred net losses of Rs.371.3 million ($8.6 million) and Rs.196.0 million ($4.5 million), respectively. As of December 31, 2004, we had an accumulated deficit of approximately Rs.12,305.0 million ($284.4 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the year ended March 31, 2004 and the nine months ended December 31, 2004, we incurred net losses of Rs.371.3 million ($8.6 million) and Rs.196.0 ($4.5 million), respectively. As of December 31, 2004, we had an accumulated deficit of approximately Rs.12,305.0 million ($284.4 million). We expect to continue to incur operating losses as we expand our services and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers and that such businesses can be operated profitably. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

     During fiscal 2003 and fiscal 2004, our highest operational priority was to reduce negative cash flow incurred to build our company and infrastructure to support our rapid growth phase, which has now stabilized. Although we have significantly reduced our cash burn over the last ten quarters and believe that these measures represent permanent reductions, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in further improving our cash flow in future periods.

As a result of its former control by the Government of India, Videsh Sanchar Nigam Limited or VSNL has established relationships with international bandwidth suppliers and a large customer base, which provide VSNL with a competitive advantage over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. While VSNL was controlled by the Government of India, it had a number of significant competitive advantages over our company, including direct access to network infrastructure and greater financial resources. VSNL leveraged these competitive advantages and its longer service history to develop relationships with international bandwidth suppliers to develop a large subscriber base. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. Although it is no longer controlled by the Government of India, the Government of India maintains a substantial equity interest in VSNL and this relationship, combined with VSNL’s relationships with international bandwidth suppliers and large customer base, continues to provide it with competitive advantages over our company. As a result of VSNL’s competitive position, we believe that we will continue to face difficult market conditions in the Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or larger losses from our operations.

We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Bharti Broadband, HCL Infinet, Tata Internet and the incumbent government owned telecommunication companies, BSNL and MTNL. Additionally, Reliance Infocomm, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services. Reliance Infocomm has already launched a few of these services, including public Internet access, and plans to provide corporate data/connectivity services soon.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the future. As of December 31, 2004, there were 188 Internet service providers that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

The Indian Department of Telecommunications has imposed a license fee for ISP’s, including our company, for providing VPN services.

     Our company and certain other ISP’s have been providing Internet Protocol – Virtual Private Network, or IP VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, who have objected to the provisioning of these services by the ISPs. The DOT has decided to specifically include IP-VPN services in the ISP license and has imposed a one-time entry fee (Rs.100 million for our company) and an annual fee of 8% of the gross revenues generated under the ISP license, for this purpose. The Internet Service Providers Association of India, or ISPAI, has appealed this decision. The final outcome of the appeal could have a significant impact on our earnings.

Our marketing campaign to establish brand recognition and loyalty for the SifyOnline, Sify and iway brands could be unsuccessful.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SifyOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable.

Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

A number of large stockholders of our company and us are party to an Investor Rights Agreement, which governs the composition of our Board of Directors and other important corporate matters.

     As of December 31, 2004 and based on reports filed with the Securities and Exchange Commission, we believe that Satyam Computer Services owned approximately 31.61% of our outstanding equity shares, SAIF Investment Company Limited owned approximately 5.68% of our outstanding equity shares and Venture Tech, together with its affiliates, owned approximately 9.99% of our outstanding equity shares. As a result, these stockholders, if they elect to act together, are presently able to exercise significant control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as the sale of our company, change in the capital structure of the company, merger, acquisition or winding up of the company and any change in the nature or material modification of the business undertaken by the company. These stockholders are also party to an agreement with us relating to the composition of our Board of Directors and other important corporate matters such as a right of first refusal with respect to the transfer of shares by certain stockholders and the issuance by our company of additional shares, tag along rights with respect to the transfer of shares by certain stockholders and drag along rights. Pursuant to this agreement, each of Satyam Computer Services, SAIF and Venture Tech is entitled to nominate two members of our Board of Directors so long as it holds at least 10% of our outstanding share capital and one member of our Board of Directors so long as it holds at least 5% of our outstanding share capital. In addition, Venture Tech and SAIF, can jointly nominate the Chairman of our Board of Directors so long as they jointly hold at least 15% of our outstanding share capital. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items that require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services, SAIF, Venture Tech or a subsequent purchaser of the shares currently owned by any such holder, could conflict with the interests of our other stockholders or holders of our ADSs. One or more of such stockholders could delay or prevent a change of control of our company or other important transactions even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.

     On November 10, 2004, we entered into an agreement with Satyam Computer Services, SAIF and Venture Tech in which we agreed, in part, to facilitate the conversion of our outstanding Indian equity shares with ADSs and to register the ADSs for resale under the U.S. federal securities laws. Pursuant to this agreement, Satyam Computer Services, SAIF, Venture Tech and other holders of our equity shares may dispose of some or all of their equity shares in one or more transactions under the registration statement on Form F-3, filed by us on December 7, 2004, or future registration statements that we may file.

Our largest stockholder, Satyam Computer Services, has stated its intention not to invest any further funds in our company and to explore opportunities to divest its stake in our company.

     In October 2001, our largest stockholder, Satyam Computer Services, publicly announced that it had determined that it would not invest any further funds in our company and that it would be willing to divest its stake in our Company at an appropriate time to a buyer supportive of our objectives. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech in a private transaction. Although no longer our majority stockholder, Satyam Computer Services continued to own approximately 31.61% of our outstanding equity shares as of December 31, 2004. Any significant sale of our equity shares might reduce the price of our ADSs and make it more difficult for us to sell equity securities or ADSs in the future at a time and at a price that we deem appropriate. Although Mr. Ramalinga Raju, the Chairman of Satyam Computer Services, has resigned as our Chairman, Satyam Computer Services continues to be entitled to nominate two members of our Board of Directors. Currently, Mr B. Rama Raju, Managing Director, and Mr V. Srinivas, Chief Financial Officer of Satyam Computer Services, serve as Satyam’s nominees on our Board Directors. Through its stock ownership and representation on our Board of Directors, Satyam Computer Services is able to influence our business. If Satyam Computer Services divests its interest in our company, the purchaser of that interest could also influence our business significantly.

If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:

•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

     We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.

Security breaches could damage our reputation or result in liability to us.

     Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage our rapid growth over the past several years, our results of operations will be adversely affected.

     Over the last several years, we have experienced a period of significant growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. All of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Mr. Ramaraj and Mr. George Zacharias, our Chief Operating Officer. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately five years, and our agreement with Mr. Zacharias has a term of three years.

We may not comply with local laws of other countries.

     As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, our executive officers who were named as defendants in this action were dismissed from the action without prejudice. In February 2003, the Court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to Sify and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including Sify. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement. It is possible that the Federal District Court may not approve the settlement in whole or part.

We face risks associated with our joint venture with Refco-Sify Securities India Private Limited, our strategic partnership with VeriSign, and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we made an investment in Refco-Sify Securities India Private Limited. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to certain other acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill.

     We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in Refco-Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco-Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.

     As of December 31, 2004, 2,236 cybercafés were franchised by our company. Broadband Internet access to homes was provided through a network of approximately 1,000 CTOs. These relationships are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.

The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares.

     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through January 31, 2005, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with, or obtain an exemption from, the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. In fiscal 2003, the price of our ADSs on the Nasdaq National Market closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio was adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also material changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that have been or will be implemented. These requirements have and will continue to impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.

The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. In October 2001, our former parent company, Satyam Computer Services, publicly announced that it would be willing to divest its stake in our Company at an appropriate time to a buyer supportive of our objectives. In September 2003, Satyam Computer Services sold one million equity shares to Venture Tech Assets Limited in a private transaction. Pursuant to the subscription agreements we entered into in October 2002, we sold an aggregate of 7.6 million ADSs to SAIF and an aggregate of 4.1 million equity shares (including 1,017,441 ADSs) to Venture Tech and an affiliate. The resale of the ADSs sold to SAIF and an affiliate of Venture Tech is covered by registration statements on Form F-3, and such ADSs are freely tradable. Based on documents filed with the Securities and Exchange Commission, we believe that SAIF sold 2.0 million ADSs in May 2003, sold an additional 1.25 million ADSs in July 2003, sold an additional 1.5 million ADSs in October 2003 and sold and additional 800,000 ADSs in November 2004. In addition, we understand that Venture Tech has sold 1.0 million ADSs acquired from us and 1.0 million ADSs acquired from Satyam Computer Services. We filed a registration statement covering the resale of 3.6 million ADSs held by SASISP Holdings Limited, and we believe that SASISP sold all such shares. On December 7, 2004, we filed a registration statement on Form F-3 registering the resale of up to 4,538,200 ADSs by certain shareholders named therein, including Venture Tech, the Government of Singapore, C.M. Jain Impex & Investments Pvt. Ltd., and Mr. R. Ramaraj, our Chief Executive Officer and Managing Director. We may in the future file further registration statements registering the resale of these ADSs. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this quarterly report may not be realized.

     This quarterly report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this quarterly report. We do not intend to update any of the forward-looking statements after the date of this quarterly report to conform such statements to actual results.

Risks Related to Investments in Indian Companies

     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing in 2004, the United States and several other countries conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this quarterly report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2002 and 2003. In 2004 the rupee appreciated in the first quarter and thereafter depreciated considerably, currently it is on a appreciating trend again. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL are the subject of a dispute, which is before the TRAI, and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India, or ISPAI. VSNL has priced these services at levels that we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI, which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. We are currently paying for bandwidth from VSNL at the higher rates. We presently do not believe that the outcome of this dispute will be material to our business provided that the international gateway services market continues to be opened to competition.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2005, this tax rate is subject to a 2.5% surcharge and 2% education cess, resulting in an effective tax rate of 36.6%. There is no change in the tax rate or tax surcharge for fiscal year 2005. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of December 31, 2004, 2,236 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.

     The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

     Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

     Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.0.6 million, Rs.5.4 million, Rs.162 million, Rs.44.5 million, Rs.(18.0) million and Rs (52.1) million for fiscal years 1999, 2000, 2001, 2002, 2003 and 2004 respectively.

Item 4. Controls and Procedures

     Not applicable.

Part II. Other Information

Item 1. Legal Proceedings

     See Note 13 of notes to our unaudited condensed consolidated financial statements in Part I above and Note 29 of our Annual Report on Form 20-F for the year ended March 31, 2004.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

     During the quarter ended December 31, 2004, the Share Issue Committee of our Board of Directors has issued and allotted 336,411 Equity Shares underlying 336,411 ADSs to the employees of the company under the Associate Stock Option Plan 2000 and 2002. The total proceeds raised amounts to Rs.55.27 million.

Items 3. Defaults Upon Senior Securities

     None.

Item 4. Submission of Matters to a Vote of Security Holders

     The following actions were approved by our stockholders at our 2004 Annual General Meeting held on December 10, 2004:

Subject:	Votes For:	Votes Against:	Abstentions:

Adoption of audited accounts and reports for the year ended March 31, 2004	16,900,648	3,139	433

Reappointment of Dr. T.H. Chowdary as a director	16,899,111	4,951	158

Reappointment of Mr. Sandeep Reddy as a director	16,898,511	4,951	758

Reappointment M/s BSR & Co. as the auditors of the company	16,898,377	5,085	758

Appointment of Mr. Srinivasa C. Raju as a director	16,898,611	4,851	758

Appointment of Mr. B. Rama Raju as a director	18,898,570	4,892	758

Amendment to Articles of Association	16,898,611	4,601	1,008

Sponsoring of an ADS issue	16,300,787	602,413	1,020

     After the 2004 Annual General Meeting our Board of Directors consisted of Messrs. R. Ramaraj, Srinivasa C. Raju, Ravi Chandra Adusumalli, Sandeep Reddy, B. Rama Raju, T.H. Chowdary and Srinivas Vadlamani.

Item 5. Other Information

     None.

Item 6. Exhibits

Exhibit 1.1	Amended Articles of Association of Sify Limited

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2005

SIFY LIMITED
By:	/s/ R. Ramaraj
	Name:	R. Ramaraj
	Title:	Chief Executive Officer & Managing Director

Exhibit Index

Exhibit 1.1	Amended Articles of Association of Sify Limited